                                                                    Exhibit 99.1


                          H O L L I N G E R    I N C .
                               10 Toronto Street
                                Toronto, Ontario
                                    M5C 2B7

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                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 24, 2000

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     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Hollinger Inc. ("Hollinger") will be held at the Trading Floor, 2nd Floor, Design Exchange, 234 Bay Street, Toronto, Canada, on WEDNESDAY, MAY 24, 2000, AT 11:00 A.M., TORONTO TIME, for the following purposes:

     (a) to receive the consolidated financial statements of Hollinger and its subsidiary companies for the financial year ended December 31, 1999 together with the report of the auditors thereon;

     (b)  to elect directors;

     (c) to appoint auditors and to authorize the directors to fix their remuneration; and

     (d) to transact such further and other business as may properly come before the meeting or any adjournments thereof.

DATED at Toronto the 14th day of April, 2000.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                         CHARLES G. COWAN
                                         Vice-President and Secretary

     If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.

     THE BOARD OF DIRECTORS HAS, BY RESOLUTION, FIXED 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) PRECEDING THE TIME OF THE MEETING OR ANY ADJOURNMENTS THEREOF AS THE TIME BEFORE WHICH PROXIES TO BE USED OR ACTED UPON AT THE MEETING OR ANY ADJOURNMENTS THEREOF MUST BE DEPOSITED WITH, OR IF MAILED MUST BE RECEIVED BY, MONTREAL TRUST COMPANY OF CANADA AT 151 FRONT STREET WEST, 8TH FLOOR, TORONTO, ONTARIO, M5J 2N1.